GREAT NORTHERN IRON ORE PROPERTIES
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, MN 55101-1361
(651) 224-2385
FAX (651) 224-2387

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

May 20, 2005

Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Stop 04-05
Washington, DC 20549-0405

Re:	U.S. Securities and Exchange Commission (“SEC”) Follow-up Comment Letter dated May 13, 2005, on Great Northern Iron Ore Properties (“Trust”) Response Letter dated May 3, 2005, and SEC Comment Letter dated April 14, 2005, pertaining to the Trust’s Form 10-K, filed February 25, 2005, File No. 001-00701

Dear Mr. Schwall:

We received, via fax, your follow-up comment letter dated May 13, 2005, requesting additional supplemental information regarding your first bullet point on your previous comment letter dated April 14, 2005, and our previous response dated May 3, 2005, pertaining to certain matters contained within our Form 10-K, as referenced above. Following is your follow-up comment and our follow-up response:

SEC Follow-up Comment:
1.    We note your response to our previous comment number 1 where you address the basis for the estimate of your magnetic taconite reserves. Please provide material documents you have to support your estimate. We reissue the first bullet of our previous comment #1.

[Reissued Comment: You disclose that your lands contain taconite capable of yielding approximately 332 million tons of iron ore pellets. Supplementally provide: The basis for this estimate; and any supporting documents you have.]

Great Northern Iron Ore Properties Follow-up Response:
In order to best reply to your follow-up comment and adequately provide the requested information, we called your engineer, Mr. Roger Baer, as you suggested in your May 13, 2005 letter, for additional guidance. Based on the conversations held on May 16, 2005, between

U.S. Securities and Exchange Commission	May 20, 2005

Trust representatives and Mr. Baer, we sent to him a summary spreadsheet of the reserve estimates, by mine name and lease, the total of which approximates 332 million tons of taconite (iron ore) pellets. We also provided him a “reserves/production” spreadsheet for one of the properties listed on the summary spreadsheet, the corresponding diamond drill hole analysis table for this property and a corresponding map identifying the property’s diamond drill holes. Because of the detail and manually documented nature of these records, these items were sent via U.S. mail only (vs. EDGAR) to Mr. Baer to the ZIP code as you instructed in your May 13, 2005 letter, and as also suggested by Mr. Baer. Upon completion of Mr. Baer’s review, we respectfully ask that these documents be returned to us using the provided Fed-Ex return envelope/label, a procedure offered to us by Mr. Baer.

[Reissued Response: The basis for the estimate of magnetic taconite reserves for our leased lands is determined from a combination of sources. Our mining engineers estimate reserves by reviewing and utilizing lessee analyses including diamond drilling results (supporting documents deemed confidential) that include total iron, magnetic iron, silica and weight recovery of the taconite. The approximate 332 million pellet ton iron ore (taconite) reserve is the aggregate of reserves from a number of leased properties, with those reserves originally established upon the lease execution – in some cases 40-plus years ago. Annually (and more frequently if necessary), our mining engineers reassess the properties for any reserve changes (matters that need revision due to additional diamond drilling results). Usually these types of changes are relatively minor and infrequent. The primary changes to the overall reserve estimate are the addition of any new leased properties, the deletion of any terminated leased properties and the reduction from the reserves to reflect current year shipments.]

_________________

In conclusion, we hope the above additional supplemental information satisfactorily answers your last inquiry pertaining to certain disclosures contained in our December 31, 2004, Form 10-K filing. Thank you.

Yours very truly,

/s/   Thomas A. Janochoski

Vice President & Secretary
Chief Financial Officer

c:	Roger Baer, Engineer, U.S. Securities & Exchange Commission, w/c Reserve Analyses
Joseph S. Micallef, President of the Trustees & Chief Executive Officer
Roger W. Staehle, Trustee
Robert A. Stein, Trustee
John H. Roe III, Trustee
Roger P. Johnson, Manager of Mines & Chief Mining Engineer, w/c Reserve Analyses
Sue Ann Nelson, Fredrikson & Byron
Robert K. Ranum, Fredrikson & Byron
Thomas C. Henderson, Ernst & Young LLP